Exhibit 99.1

Bit Origin Acquires NVIDIA Blackwell B300 AI Infrastructure with Contracted Customer Deployment in Malaysia

-16 NVIDIA Blackwell B300 AI servers expected to commence operations following expected Q3 2026 delivery, expected to generate approximately US$360,000 in monthly revenue before operating expenses-

-Marks the first milestone in the Company’s previously announced expansion into AI computing and data center services-

SINGAPORE, June 29, 2026 (GLOBE NEWSWIRE) — Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company focused on AI computing infrastructure, digital asset innovation and blockchain-based strategies, today announced the acquisition of approximately US$11 million of NVIDIA Blackwell B300 AI infrastructure assets.

The acquired assets consist of sixteen (16) NVIDIA Blackwell B300 AI servers that have already been purchased by the seller and are currently expected to be delivered during the third quarter of 2026. Upon delivery, the servers are expected to be deployed at a data center facility in Malaysia pursuant to previously executed hosting arrangements. The Company has also acquired the benefit of previously executed customer deployment arrangements relating to the infrastructure. Based on these customer agreements, the Company expects the B300 servers, following their expected delivery and deployment, to generate approximately US$360,000 in recurring monthly revenue before operating expenses.

The aggregate purchase price consists of US$1 million in cash and US$10 million in equity, in the form of pre-funded warrants issued by the Company.

The acquisition represents the Company's first transaction involving next-generation NVIDIA Blackwell AI infrastructure and marks another important milestone in the execution of Bit Origin's AI infrastructure strategy announced earlier this year.

Strategic Expansion into AI Infrastructure

In April 2026, Bit Origin announced its strategic expansion beyond digital asset mining into AI computing infrastructure, GPU computing services and related digital infrastructure opportunities.

Unlike development-stage AI infrastructure projects, the acquired assets are supported by previously executed supplier arrangements, customer agreements and data center hosting arrangements. Following the expected delivery during the third quarter of 2026, the Company expects the infrastructure to commence commercial operations in Malaysia and begin generating recurring infrastructure-related revenue.

Management believes demand for high-performance GPU infrastructure continues to be driven by the rapid adoption of artificial intelligence technologies, large language models, enterprise AI applications and next-generation computing workloads. As enterprises increasingly deploy AI-powered products and services, access to reliable, scalable computing infrastructure has become an increasingly critical component of the global digital economy.

The Company believes this acquisition strengthens its position within the evolving AI computing ecosystem while establishing a foundation for continued expansion into high-performance computing infrastructure.

Management Commentary

"This acquisition represents another important milestone in the execution of our AI infrastructure strategy," said Mr. Jinghai Jiang, Chairman and Chief Executive Officer of Bit Origin.

"We are pleased to acquire next-generation NVIDIA Blackwell B300 AI infrastructure together with contracted customer deployment and hosting arrangements. We expect the servers to be delivered during the third quarter of 2026 and, upon deployment in Malaysia, to generate approximately US$360,000 in recurring monthly revenue before operating expenses, providing an initial foundation for our AI infrastructure business."

Mr. Jiang continued, "As demand for AI computing resources continues to accelerate globally, we believe high-performance GPU infrastructure represents an attractive long-term opportunity. This transaction expands our exposure to AI infrastructure through revenue-generating assets while establishing a scalable platform for future growth. We intend to continue evaluating additional opportunities involving AI infrastructure, GPU computing services, data center operations and other high-performance computing assets as part of our broader growth strategy."

About Bit Origin Ltd

Bit Origin Ltd (NASDAQ: BTOG) is an emerging growth company focused on digital asset innovation and blockchain-based strategies, including the development of AI computing infrastructure, digital infrastructure opportunities and digital asset treasury initiatives.

For more information, please visit www.bitorigin.io.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the anticipated closing of the transaction, expected revenue generation, future AI infrastructure opportunities, expansion into AI computing services, and the Company’s long-term strategic initiatives. These forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those expressed or implied herein. The Company undertakes no obligation to update any forward-looking statements except as required by law.

Company Contact:

Bit Origin Ltd

Mr. Jinghai Jiang

Chairman and Chief Executive Officer

Email: ir@bitorigin.io